SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                October 20, 2006

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                        Commission File Number: 000-50825

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                                 GPC BIOTECH AG

                 (Translation of registrant's name into English)

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                              Fraunhoferstrasse 20
                       D-82152 Martinsried/Munich, Germany
                            Tel: 011 49 89 8565 2600

                    (Address of principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     X                    Form 40-F
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                                No          X
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                                No          X
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         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No          X
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        If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-    N/A
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                                      INDEX



Exhibit 99          Notice of Directors' Dealings acc. to Sec. 15a WpHG.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 20, 2006
                                         GPC BIOTECH AG


                                         By:      /s/ Bernd Seizinger
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                                         Name:  Bernd Seizinger, M.D., Ph.D.
                                         Title: President & CEO

                                         By:    /s/ Mirko Scherer
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                                         Name:  Mirko Scherer, Ph.D.
                                         Title: Senior Vice President & CFO